UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Global Eagle Entertainment Inc.
(Name of Issuer)

Warrants to Purchase Common Stock, $0.0001 par value
(Title of Class of Securities)

None
(CUSIP Number)

Searchlight II TBO-W, L.P. c/o Searchlight Capital Partners, L.P. 745 5th Avenue - 27th Floor New York, NY 10151 Attention: Nadir Nurmohamed
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. None	SCHEDULE 13D	Page 2 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight II TBO-W, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,065,775(1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 31,065,775(1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,065,775(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.5%
14	TYPE OF REPORTING PERSON PN

___________________
(1)
Represents the number of shares of common stock, par value $0.0001 per share, of the Issuer issuable to the reporting person upon the exercise of the Warrants, as further discussed in Items 1, 4 and 6 herein.

CUSIP No. None	SCHEDULE 13D	Page 3 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight II TBO GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,065,775
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 31,065,775
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,065,775
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. None	SCHEDULE 13D	Page 4 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SC II PV TBO, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 31,065,775
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 31,065,775
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,065,775
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. None	SCHEDULE 13D	Page 5 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight Capital II (FC) AIV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 31,065,775
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 31,065,775
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,065,775
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. None	SCHEDULE 13D	Page 6 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SC II TBO, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 31,065,775
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 31,065,775
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,065,775
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. None	SCHEDULE 13D	Page 7 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight Capital Partners II GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,065,775
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 31,065,775
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,065,775
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. None	SCHEDULE 13D	Page 8 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight Capital Partners II GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,065,775
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 31,065,775
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,065,775
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. None	SCHEDULE 13D	Page 9 of 17

Item 1. Security and Issuer.

This statement on Schedule 13D relates to warrants to purchase a total of  31,065,775 shares of common stock, par value $0.0001 per share (“Common Stock”), of Global Eagle Entertainment Inc. (the “Issuer”), a Delaware corporation, with principal executive offices at 6100 Center Drive, Suite 1020, Los Angeles, California 90045.

Item 2.  Identity and Background.
(a) – (c), (f)

This Schedule 13D is filed as a joint statement pursuant to Rule 13d-1(k) under the Act by Searchlight II TBO-W, L.P., a Delaware limited partnership (“Searchlight II TBO-W”); Searchlight II TBO GP, LLC, a Delaware limited liability company and the general partner of Searchlight II TBO-W (“Searchlight II TBO GP”); SC II PV TBO, L.P., a Delaware limited partnership and a member of Searchlight II TBO GP (“SC II PV TBO”); Searchlight Capital II (FC) AIV, L.P., a Delaware limited partnership and a member of Searchlight II TBO GP (“Searchlight Capital II (FC) AIV”); SC II TBO, L.P., a Delaware limited partnership and a member of Searchlight II TBO GP (“SC II TBO”); Searchlight Capital Partners II GP, L.P., a Cayman Islands exempted limited partnership and general partner of SC II PV TBO, Searchlight Capital II (FC) AIV and SC II TBO (“Searchlight Capital Partners II GP LP”); and Searchlight Capital Partners II GP, LLC, a Delaware limited liability company and general partner of Searchlight Capital Partners II GP LP (“Searchlight Capital Partners II GP” and together with Searchlight II TBO-W, Searchlight II TBO GP, SC II PV TBO, Searchlight Capital II (FC) AIV, SC II TBO and Searchlight Capital Partners II GP LP, the “Reporting Persons”). There are three managers of Searchlight Capital Partners II GP (the “Managers”). The Managers directly or indirectly control the investment and voting decisions of Searchlight Capital Partners II GP. The information required by General Instruction C to Schedule 13D is listed in Annex A hereto and is incorporated herein by reference. Searchlight II TBO GP, SC II PV TBO, Searchlight Capital II (FC) AIV, SC II TBO, Searchlight Capital Partners II GP LP, Searchlight Capital Partners II GP and the Managers disclaim beneficial ownership of all of the shares of Common Stock included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Exchange Act or for any other purpose.

The principal business of the Reporting Persons is acquiring, holding and disposing of interests in various companies for investment purposes. The address of the principal office of the Reporting Persons is c/o Searchlight Capital Partners, L.P., 745 5th Avenue - 27th Floor, New York NY 10151.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 hereto.

CUSIP No. None	SCHEDULE 13D	Page 10 of 17

(d)-(e)

During the last five years, none of the Reporting Persons or any persons listed in Annex A (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

On March 8, 2018, the Issuer entered into a securities purchase agreement (the “Purchase Agreement”) with Searchlight II TBO, L.P. and Searchlight II TBO-W, pursuant to which the Issuer agreed to sell to Searchlight II TBO, L.P. $150,000,000 in aggregate principal amount of its second lien notes, and to Searchlight II TBO-W warrants to acquire an aggregate of 18,065,775 shares of the Issuer’s Common Stock at an exercise price of $0.01 per share (the “Penny Warrants”), and warrants to acquire an aggregate of 13,000,000 shares of Common Stock at an exercise price of $1.57 per share (the “Market Warrants” and, together with the Penny Warrants, the “Warrants”), for an aggregate price of $150,000,000.  The source of funds for these purchases was capital contributions made by the investors in the Reporting Persons together with available lines of credit.

Item 4.  Purpose of Transaction.
The information set forth in Items 3 and 6 hereof is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired beneficial ownership of the Warrants and the underlying shares of Common Stock as described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis.  Subject to the terms of the Purchase Agreement, Warrantholders Agreement (as defined below) and the Warrants and depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to the investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D.

Pursuant to the Warrantholders Agreement, the Issuer increased the size of its Board and appointed two Searchlight designees as Class III directors with a term expiring in 2020.

Subject to the provisions in the Purchase Agreement and the Warrantholders Agreement regarding (i) the acquisition of additional shares of Common Stock by the Reporting Persons, (ii) the vesting of the Warrants and (iii) transfer restrictions with respect to the Warrants, the Reporting Persons intend to continually review, consider and evaluate their

CUSIP No. None	SCHEDULE 13D	Page 11 of 17

ongoing investment in the Issuer and all potential options with respect thereto. The Reporting Persons may, with or without the assistance of legal and/or financial advisors, engage in communications (including, without limitation, through Searchlight’s board designees) with, without limitation, one or more shareholders of the Issuer, management of the Issuer, one or more members of the board of directors of the Issuer, and may make suggestions, recommendations and/or proposals concerning changes to the Issuer’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer.  The Reporting Persons expect that they will, from time to time, review their investment position, with or without the assistance of legal and/or financial advisors, in the Issuer and may, depending on the Issuer’s performance, other market conditions and such other matters as the Reporting Persons may deem relevant, increase or decrease their investment position in the Issuer’s Common Stock and/or invest in the debt securities of the Issuer.  In addition, the Reporting Persons may, from time to time, make additional purchases of Common Stock or debt securities of the Issuer either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons’ evaluation of the Issuer’s business, prospects and financial condition, the market for the Common Stock or debt securities, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors.  Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the Issuer and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities, including the Common Stock.

Item 5.  Interest in Securities of the Issuer.

(a) and (b)

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

As of the date hereof, (i) Searchlight II TBO-W beneficially owns the shares of Common Stock reported herein, (ii) Searchlight II TBO GP, because of its position as the general partner of Searchlight II TBO-W, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own the shares of Common Stock reported herein, (iii) SC II PV TBO, because of its position as a member of Searchlight II TBO GP, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own the shares of Common Stock reported herein, (iv) Searchlight Capital II (FC) AIV, because of its position as a member of Searchlight II TBO GP, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own the shares of Common Stock reported herein, (v) SC II TBO, because of its position as a member of Searchlight II TBO GP, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own the shares of Common Stock reported herein, (vi) Searchlight Capital Partners II GP LP, because of its position as the general partner of SC II PV TBO, Searchlight Capital II (FC) AIV and SC II TBO, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own the shares of Common Stock reported herein and (vii) Searchlight Capital Partners II GP, because of its position as the general partner

CUSIP No. None	SCHEDULE 13D	Page 12 of 17

of Searchlight Capital Partners II GP LP, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own the shares of Common Stock reported herein.

With respect to the shares of Common Stock reported herein, each of Searchlight II TBO-W,  Searchlight II TBO GP, Searchlight Capital Partners II GP LP and Searchlight Capital Partners II GP may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth herein. Each of  SC II PV TBO, Searchlight Capital II (FC) AIV and SC II TBO may be deemed to have shared voting and dispositive power with respect to the number of shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth herein.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than Searchlight II TBO-W, that it is the beneficial owner of any of the shares of Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person, other than Searchlight II TBO-W.

(c) The information set forth in Item 3 above is incorporated by reference into this Item 5(c).

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The Warrants

The Warrants will be exercisable at any time and from time to time after the Vesting Date (as defined below) until on or prior to the close of business on the tenth anniversary of March 27, 2018 (the “Closing Date”). The Warrants will vest and become exercisable on January 1, 2021 (the “Vesting Date”), if the 45-day volume-weighted average price of the Common Stock (as reported by NASDAQ) is at or above (i) $4.00, in the case of the Penny Warrants, and (ii) $2.40, in the case of the Market Warrants, in each case at any time following the Closing Date. In addition, the Warrants will automatically vest upon the occurrence of a “Change of Control” (as defined in the Issuers Senior Credit Agreement) or any other recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Issuer’s assets or other transaction, which, in each case, is effected in such a way that all of the holders of Common Stock are entitled to receive (either directly or upon subsequent related dividend, distribution or liquidation) cash, stock, securities or assets (or a combination of the foregoing) with respect to or in exchange for Common Stock.

CUSIP No. None	SCHEDULE 13D	Page 13 of 17

The holders of the Warrants cannot exercise the Warrants if and to the extent, as a result of such exercise, either (i) such holder’s (together with its affiliates) aggregate voting power on any matter that could be voted on by holders of the Common Stock would exceed 19.9% of the maximum voting power outstanding or (ii) such holder (together with its affiliates) would beneficially own more than 19.9% of the then outstanding Common Stock, subject to customary exceptions in connection with public sales or the consummation of a specified liquidity event described in the Warrants.

The Warrants also include customary anti-dilution adjustments.

Warrantholders Agreement

On the Closing Date, the Issuer and Searchlight II TBO-W entered into a warrantholders agreement (the “Warrantholders Agreement”), which sets forth the rights and obligations of the Issuer and Searchlight II TBO-W as a holder of the Warrants, as described below.

Board Representation

Pursuant to the terms of the Warrantholders Agreement, on the Closing Date, the Issuer increased the size of its board of directors (the “Board”) to eleven members, and appointed each of Eric Zinterhofer and Eric Sondag as Class III directors (as such term is used in the Issuer’s certificate of incorporation) of the Board, with a term expiring in 2020. Mr. Zinterhofer is a founding partner of Searchlight Capital Partners, L.P. (together with its controlled affiliates, “Searchlight”) and Mr. Sondag is a partner of Searchlight. For so long as Searchlight II TBO-W and its controlled affiliates beneficially own at least 25% of the number of Penny Warrants issued on the Closing Date (and/or the respective shares of Common Stock issued in connection with the exercise of the Penny Warrants), Searchlight II TBO-W shall have the right to nominate a number (rounded up to the nearest whole number) of individuals for election to the Board equal to the product of the following (such individuals, the “Searchlight Nominees”):

—	the number of directors then serving on the Board, multiplied by
—
a fraction, the numerator of which is the total number of outstanding shares of Common Stock underlying the Penny Warrants beneficially owned by Searchlight II TBO-W (after giving effect to the exercise of the Penny Warrants) and the denominator of which is the sum of (A) the total number of outstanding shares of Common Stock plus (B) the number of shares of Common Stock underlying the Penny Warrants that have not yet been exercised;

Searchlight II TBO-W will not be entitled to nominate more than one individual to the Board if it beneficially owns less than 50% of the Penny Warrants (or the underlying shares of Common Stock) issued or issuable on the Closing Date. In no event will Searchlight II TBO-W be entitled to nominate more than two individuals to the Board.

Searchlight II TBO-W’s rights to Board representation will terminate if Searchlight and its affiliates have an employee, member or partner (other than a limited partner who is an

CUSIP No. None	SCHEDULE 13D	Page 14 of 17

investor in Searchlight) who is a director or executive officer of a competitor of the Issuer, or if Searchlight has a portfolio company that is a competitor of the Issuer.

Stock Buy-back Restriction

Until the earlier of (i) the date on which Searchlight no longer beneficially owns at least 25% of the number of Market Warrants issued on the Closing Date (and/or the respective shares of Common Stock issued in connection with the exercise of the Market Warrants) and (ii) January 1, 2021, without the prior consent of Searchlight, the Issuer will not directly or indirectly redeem, purchase or otherwise acquire (any such event, an “Acquisition”) any equity securities of the Issuer for a consideration per share (plus, in the case of any options, rights, or securities, the additional consideration required to be paid to the Issuer upon exercise, conversion or exchange) greater than the market price (as defined in the Warrants) per share of Common Stock immediately prior to the earlier of (x) the announcement of such Acquisition or (y) such Acquisition.

Warrant Transfer Restrictions

Searchlight II TBO-W will not be permitted to transfer its Warrants prior to January 1, 2021, except to its controlled affiliates or in connection with certain tender offers, exchange offers, mergers or similar transactions. The Warrants and the underlying shares of Common Stock upon exercise of such Warrants will be freely transferable by Searchlight II TBO-W on and after January 1, 2021.

Registration Rights

Searchlight II TBO-W will have customary shelf, demand and piggyback registration rights with respect to the Common Stock (including shares of Common Stock issuable upon exercise of the Warrants) that it holds, including demand registrations and underwritten “shelf takedowns,” subject to specified restrictions, thresholds and the Issuer’s eligibility to use a registration statement on Form S-3.

Participation Rights

Until the earlier of (i) the fifth anniversary of the Closing Date and (ii) the date Searchlight II TBO-W no longer holds at least 50% of the Penny Warrants (or the respective shares of Common Stock underlying such Penny Warrants), Searchlight II TBO-W will have participation rights with respect to issuances of common equity securities by the Issuer, subject to exceptions. These rights entitle Searchlight II TBO-W to opt to participate in future issuances by the Issuer of common equity or common equity-linked securities, subject to customary exceptions.

Standstill

Until the earlier of (i) the 18-month anniversary of the Closing Date and (ii) the date on which Searchlight II TBO-W owns less than 10% of the outstanding Common Stock (directly or on an as-exercised basis), neither Searchlight II TBO-W nor its affiliates will (a) acquire any voting equity securities or material assets of the Issuer if Searchlight II

CUSIP No. None	SCHEDULE 13D	Page 15 of 17

TBO-W (together with its affiliates) would beneficially hold in the aggregate more than 9.9% of the Issuer’s 2.75% convertible senior notes due 2035 or 9.9% of the Issuer’s Common Stock, (b) acquire all or a material part of the Issuer or its subsidiaries, (c) make, or in any way participate in any “proxy contest” or other solicitation of proxies, (d) form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) with respect to any voting securities of the Issuer or any of its subsidiaries, (e) seek to influence or control the Issuer’s management or policies, (f) directly or indirectly enter into any discussions, negotiations, arrangements or understandings with any other person with respect to any of the foregoing activities, (g) advise, assist, encourage, act as a financing source for or otherwise invest in any other person in connection any of the foregoing activities or (h) publicly disclose any intention, plan or arrangement inconsistent with any of the foregoing. The foregoing does not limit Searchlight from making confidential proposals to the Board.

The foregoing summaries of the Purchase Agreement, the Warrants and the Warrantholders Agreement, in each case, do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Purchase Agreement, the Penny Warrant, the Market Warrant and the Warrantholders Agreement, each of which is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1	Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (filed herewith).
Exhibit 2
Securities Purchase Agreement, dated as of March  8, 2018, by and among Global Eagle Entertainment Inc., Searchlight II TBO, L.P. and Searchlight II TBO-W, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed March 9, 2018).

Exhibit 3
Penny Warrant, dated as of March 27, 2018, issued by Global Eagle Entertainment Inc. to Searchlight II TBO-W, L.P. (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed March 27, 2018).

Exhibit 4
Market Warrant, dated as of March 27, 2018, issued by Global Eagle Entertainment Inc. to Searchlight II TBO-W, L.P. (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed March 27, 2018).

Exhibit 5
Warrantholders Agreement, dated as of March 27, 2018, by and among Global Eagle Entertainment Inc. and Searchlight II TBO-W, L.P. (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K filed March 27, 2018).

CUSIP No. None	SCHEDULE 13D	Page 16 of 17

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 5, 2018

Searchlight II TBO-W, L.P.
By:	Searchlight II TBO GP, LLC
Its:	general partner
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Person

Searchlight II TBO GP, LLC
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Person

SC II PV TBO, L.P.
By:	Searchlight Capital Partners II GP, L.P.
Its:	general partner
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Person

Searchlight Capital II (FC) AIV, L.P.
By:	Searchlight Capital Partners II GP, L.P.
Its:	general partner
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Person

CUSIP No. None	SCHEDULE 13D	Page 17 of 17

SC II TBO, L.P.
By:	Searchlight Capital Partners II GP, L.P.
Its:	general partner
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Person

Searchlight Capital Partners II GP, L.P.
By:	Searchlight Capital Partners II GP, LLC
Its:	general partner
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Person

Searchlight Capital Partners II GP, LLC
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Person

ANNEX A

Searchlight Capital Partners II GP, LLC Managers

Name	Business Address	Citizenship
Oliver Haarmann	56 Conduit Street, 4th Floor London W1S 2YZ United Kingdom	German
Erol Uzumeri	22 Adelaide Street West, 35th Floor Bay-Adelaide Centre Toronto, ON M5H 4E3 Canada	Canadian
Eric Zinterhofer	745 Fifth Avenue, 27th Floor New York, NY 10151 United States	American